UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⌧    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On March 31, 2023 (the “Closing Date”), SuperCom Ltd. (the “Company”) completed its previously announced registered direct offering with a single accredited institutional investor (the “Purchaser”) of an aggregate of 485,000 of its ordinary shares, par value NIS 2.5 per share (the “ordinary shares”), and 1,032,615 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 1,517,615 of ordinary shares at an exercise price of $1.66 per share. The private warrants will be immediately exercisable and will expire five years following the Closing Date. In connection with the closing of these offerings, the Company agreed that certain existing remaining warrants to purchase up to an aggregate of 564,869 ordinary shares that were previously issued to the Purchaser on July 27, 2022, at an exercise price of $3.08 per ordinary share, were amended so that the amended warrants will have an exercise price of $1.66 per share. These offerings were effected pursuant to the Securities Purchase Agreement, dated as of March 30, 2023 (the “Purchase Agreement”), with a single accredited institutional investor. Please refer to the Company’s Report on Form 6-K filed on March 31, 2023 for a summary of the offerings, the material terms of the Purchase Agreement and the other agreements entered into in connection therewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer
Date: April 3, 2023